EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic reports profit and revenue growth in 2011

March 8, 2012 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, announces its financial results for the fourth quarter and full year ended December 31, 2011.

Full Year Highlights:

♦	Total revenue rose to $27.3 million (2010: $26.0 million), the first increase since 2006
♦	Profit of $6.5 million, including tax credit of $2.7 million and profit on sale of investment of $1.3 million, (2010: $21.6 million loss), the first annual profit since 2007
♦	Earnings per share amounted to $0.47 (2010: $1.56 loss per share)
♦	Total expenses reduced by 48% to $24.8 million (2010: $47.3 million)
♦	Cash increased by 57% to $16.6 million (2010: $10.6 million)
♦	Signed licensing deals for CryptoLogic games with several operators, including SkillOnNet, bwin and Loto Québec
♦	212 branded games now live and producing revenue (2010: 170)
♦	Instant Click, the Company’s rapid-deployment games suite, delivered first revenues after its launch by new licensees

Q4 2011 Highlights:

♦	Profit increased to $5.8 million, including tax credit of $3.4 million and profit on sale of investment of $1.3 million, (Q3 2011: $1.1 million profit)
♦	Total revenue was $7.0 million (Q3 2011: $7.2 million)
♦	Total expenses $5.9 million (Q3 2011: $5.9 million)

David Gavagan, Chairman and Interim Chief Executive Officer, said: “While trading conditions remained challenging throughout the year, our strategy and restructuring and the commitment of our people over the past 18 months have returned the business to profit for the first time since 2007 and delivered the first annual increase in revenues and cash for five years.”

For more information, please contact:

CryptoLogic +353 1 234 0400	Luther Pendragon +44 207 618 9100
David Gavagan, Chairman and Interim CEO Huw Spiers, CFO	Neil Thapar, Alexis Gore

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

Overview

There was a significant turnaround for the Company in 2011 resulting from a continued focus on increasing revenues and maintaining tight control over costs following the significant restructuring programme initiated in August 2010.

The goals set out to stabilise the Company and return to revenue growth and profitability were achieved last year. The breathing space afforded by the restructuring allowed the Company to arrest the decline in revenues, resulting in the Company reporting:

•	its first annual increase in revenues since 2006
•	its first annual profit and earnings per share since 2007
•	its first cash generation from operations since 2006

In February 2011, the Company appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company, from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  During 2011, in connection with the strategic review, a number of parties contacted or were contacted by Deloitte Corporate Finance.  In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per share, a premium of approximately 110% to the closing price of $1.21 per share on NASDAQ on March 24, 2011, the day prior to the announcement of the strategic review.

Operating and Financial Review

Total revenue increased 5% to $27.3 million for the year ended December 31, 2011 (2010: $26.0 million). Total revenue in Q4 2011 was $7.0 million (Q3 2011: $7.2 million).

Profit was $6.5 million or $0.47 per share for the year ended December 31, 2011 (2010: $21.6 million loss or $1.56 loss per share).  In Q4 2011, profit increased to $5.8 million (Q3 2011: $1.1 million).

Total expenses decreased 48% to $24.8 million for the year ended December 31, 2011 (2010: $47.3 million).  Total expenses in Q4 2011 were $5.9 million (Q3 2011: $5.9 million).

Hosted Casino

Revenue from Hosted Casino increased 7% to $23.4 million in 2011 (2010: $22.0 million),  and includes an increase in jackpot revenue of $1.4 million, including a revision of our estimate to discharge future jackpot payouts of $0.9 million, and a reduction of $0.3 million in liabilities previously provided against Hosted Casino revenue through the resolution of a dispute with a significant supplier of games.  In Q4 2011, revenue from this segment was $6.0 million (Q3 2011: $6.5 million).

Branded Games

Branded Games revenue increased 25% to $6.9 million in 2011 (2010: $5.5 million), accounting for approximately 25% of total revenues (2010: 21%).  In Q4 2011, revenue from this segment increased to $1.9 million (Q3 2011: $1.4 million).

The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee. During the year, the Company’s revenue producing games increased from 170 to 212 games.  There was also a reduction of $0.5 million in liabilities previously provided against Branded Games revenue through the resolution of a dispute with a significant supplier of games, partially offset by a lower contribution from a major licensee.

In June a $4.2 million jackpot win was paid on Millionaires’ Club, the Company’s popular online slot game, to a player on SkyVegas.com, a leading CryptoLogic licensee.

Poker and Other

Poker and Other revenue amounted $1.2 million in 2011 (2010: $2.8 million).

Expenses

Operating expense decreased 42% to $17.6 million in 2011 (2010: $30.1 million). In Q4 2011, operating expenses were $4.3 million (Q3 2011: $4.1 million).

General and administrative expenses decreased 24% to $5.7 million in 2011 (2010: $7.6 million). In Q4 2011, general and administrative expenses were $1.3 million (Q3 2011: $1.5 million).

The reduction in annual operating and general administrative expenses is primarily due to the Company’s reorganization plans.

Profit

Profit for the year was $6.5 million compared with a $21.6 million loss in 2010. The movement from loss to profit was as a result of increased revenue and profit on derecognition of available-for-sale assets and decreased operating, general and administrative, depreciation and amortization, impairment of intangible assets, reorganization and income tax expenses.  Included within this movement is a profit on sale of an investment of $1.3 million, a revision of our estimate to discharge future jackpot payouts of $0.9 million, a reduction of $0.8 million in liabilities previously provided against revenue through the resolution of a dispute with a significant supplier of games and a refund of $3.4 million of tax previously paid for potential tax liabilities.

Balance Sheet and Cash Flow

Cash and cash equivalents as at December 31, 2011 increased to $16.6 million (September 30, 2011: $15.2 million) (December 31, 2010: $10.6 million). The increase in cash during 2011 of $6.0 million is primarily due to net cash flows from operating activities and cash received from sale of investment.

Litigation

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  In May 2011, the brand licensor reaffirmed its position that the brand license agreement is terminated.  The Company believes there is no breach that warrants termination of the agreement.  In June 2011, the Company filed suit against the brand licensor seeking judgment that any breach was cured and the agreement remains in force.  In October 2011, the brand licensor answered the complaint, denying any cure and filed a countersuit seeking monetary damages for the alleged breach of the agreement and a declaration that the agreement has been terminated.  This litigation is ongoing.

Subsequent Event

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner and the majority of the Hosted Casino business becoming a B2C business.

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About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The Company’s licensees include many top Internet gaming brands. CryptoLogic’s leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-US based players around the world.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company’s financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company’s Form 20-F for the fiscal year ended December 31, 2010 under the heading “Item 3 – Key Information – Risk Factors” and in the

Company’s other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
ASSETS
Deferred tax assets	$961	$864	$1,549
Property, plant and equipment	1,759	2,585	2,826
Intangible assets	1,759	2,210	8,906
Total non-current assets	4,479	5,659	13,281
Cash and cash equivalents	16,570	10,584	23,447
Security deposits	619	515	250
User funds held on deposit	2,655	6,069	7,929
Trade and other receivables	4,788	5,046	7,972
Current tax assets	364	730	681
Prepayments	6,327	8,942	9,426
Total current assets	31,323	31,886	49,705
Total assets	$35,802	$37,545	$62,986
EQUITY
Share capital	$34,246	$34,129	$33,916
Share-based payment reserve	5,606	5,564	5,646
Retained earnings	(16,821)	(22,878)	(2,766)
Total equity attributable to shareholders of CryptoLogic	23,031	16,815	36,796
Non-controlling interest	1,507	1,226	2,948
Total equity	24,538	18,041	39,744
LIABILITIES
Deferred tax liabilities	3	16	–
Total non-current liabilities	3	16	–
Trade payables and accrued liabilities	4,642	7,707	10,136
Provisions	3,098	5,353	3,020
Income taxes payable	866	359	2,157
User funds held on deposit	2,655	6,069	7,929
Total current liabilities	11,261	19,488	23,242
Total liabilities	11,264	19,504	23,242
Total equity and liabilities	$35,802	$37,545	$62,986

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands of US dollars, except per share data)

	For the three months ended December 31,		For the year ended December 31,
	2011	2010	2010	2010
Total revenue	$7,040	$5,513	$27,253	$25,988
Expenses
Operating	4,264	4,851	17,570	30,130
General and administrative	1,264	1,091	5,739	7,561
Depreciation	332	415	897	1,042
Amortization of intangible assets	–	–	597	1,330
Impairment of intangible assets	–	(295)	–	5,329
Reorganization	–	27	–	1,935
	5,860	6,089	24,803	47,327
Results from operating activities	1,180	(576)	2,450	(21,339)
Finance income	159	7	194	255
Finance costs	(157)	(211)	(145)	(65)
Net finance income/(costs)	2	(204)	49	190
Profit on derecognition of available-for-sale assets	1,250	185	1,250	185
Profit/(loss) before income taxes	2,432	(595)	3,749	(20,964)
Income tax expense/(credit)	(3,358)	277	(2,706)	657
Profit/(loss) and total comprehensive income/(loss) for the period	$5,790	$(872)	$6,455	$(21,621)
Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	5,431	(815)	6,057	(20,112)
Non-controlling interests	359	(57)	398	(1,509)
Profit/(loss) and total comprehensive income/(loss) for the period	$5,790	$(872)	$6,455	$(21,621)
Earnings/(loss) per share
Basic earnings/(loss) per share	$0.42	$(0.06)	$0.47	$(1.56)
Diluted earnings/(loss) per share	$0.42	$(0.06)	$0.47	$(1.56)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of US dollars)
Years ended December 31, 2011 and 2010

	Attributable to shareholders of CryptoLogic
	Share capital	Share-based payment reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2010	$33,916	$5,646	$(2,766)	$36,796	$2,948	$39,744
Total comprehensive income/(loss) for the period
Profit or loss	–	–	(20,112)	(20,112)	(1,509)	(21,621)
Transactions with owners recorded directly in equity
Shares exchanged	213	–	–	213	(213)	–
Share-based payments	–	(82)	–	(82)	–	(82)
Balance, December 31, 2010	$34,129	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income/(loss) for the period
Profit or loss	–	–	6,057	6,057	398	6,455
Transactions with owners recorded directly in equity
Shares exchanged	117	–	–	117	(117)	–
Share-based payments	–	42	–	42	–	42
Balance, December 31, 2011	$34,246	$5,606	$(16,821)	$23,031	$1,507	$24,538

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
Years ended December 31, 2011 and 2010

	For the three months ended December 31,		For the year ended December 31,
	2011	2010	2011	2010
Cash flows from/(used in):
Operating activities:
Profit/(loss) for the period	$5,789	$(872)	$6,455	$(21,621)
Adjustments for:
Depreciation	220	96	897	1,042
Amortization of intangible assets	113	319	597	1,330
Impairment of intangible assets	–	(295)	–	5,329
Deferred tax	(242)	464	(110)	684
Cash received from derecognition of available-for-sale assets	(1,250)	(185)	(1,250)	(185)
Interest received	(159)	(7)	(194)	(80)
Unrealized foreign exchange difference on cash and cash equivalents	158	53	291	(26)
Share-based payments	22	7	42	(82)
	4,651	(420)	6,728	(13,609)
Change in operating assets and liabilities:
Change in trade and other receivables	(1,166)	281	258	2,926
Change in prepayments	756	234	2,615	484
Change in trade payables and accrued liabilities	(427)	(1,999)	(3,065)	(2,429)
Change in provisions	(111)	1,370	(2,255)	2,333
Cash from/(used in) operating activities	3,703	(534)	4,281	(10,295)
Change in income taxes receivable/payable	(3,483)	(374)	873	(1,550)
Net cash from/(used in) operating activities	220	(908)	5,154	(11,845)
Investing activities:
Acquisition of property, plant and equipment	–	(219)	(74)	(822)
Disposal of property, plant and equipment	–	–	3	21
Acquisition of intangible assets	(139)	(224)	(146)	(243)
Cash received from derecognition of available-for-sale assets	1,250	185	1,250	185
Interest received	159	7	194	80
Decrease/(increase) in security deposits	22	7	(104)	(265)
Net cash from/(used in) investing activities	1,292	(244)	1,123	(1,044)
Net increase/(decrease) in cash and cash equivalents	1,512	(1,152)	6,277	(12,889)
Cash and cash equivalents, beginning of period	15,216	11,789	10,584	23,447
Unrealized foreign exchange difference on cash and cash equivalents	(158)	(53)	(291)	26
Cash and cash equivalents, end of period	$16,570	$10,584	$16,570	$10,584